FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record N°175

Santiago, May 19, 2014.

Gen. Gen No.51/2014.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendency of Securities and Insurance

Alameda N°1449

Santiago

Ref.: Significant Event

Dear Sir,

In accordance with the provisions of articles 9 and 10, of Securities Market Law 18,045, and of General Norm 30 of the Superintendence, and being duly authorized, I hereby inform you of the following significant event:

1.         At the close of market trading on Friday, May 16, the additional period of 90 days ended for the purchase of the remaining ordinary shares in the Voluntary Tender Offer (VTO) made by Enersis S.A. (“Enersis”) for shares issued by its Brazilian subsidiary Companhia Energética do Ceará – COELCE (“Coelce”), which took place on February 17, 2014, for having obtained over 2/3rds of the free float of the ordinary shares at the end of the normal subscription period.

2.         At the end of this additional 90 day period, Enersis acquired 38,162 additional ordinary shares, equivalent to 0.049% of the capital of Coelce at a weighted average price of R$49.20, implying an additional investment of R$1,877,427.

3.         As a result of both periods of the VTO,  Enersis has acquired 3,002,812 ordinary shares at an weighted average price of R$49.00, 8,818,006 preferred Class A shares at R$49.00 each, and 424 preferred Class B shares at R$49.00 each, representing a total disbursement of approximately Ch$132.803 million, equivalent to US$243 million. Consequently, Enersis S.A has increased its  voting interest in its subsidiary Coelce to 74.05%.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

The acquisition of shares in Coelce produces no effects on the consolidated income statement of Enersis S.A. as it concerns the purchase of participation in an already-controlled company, and it does not modify the values of Coelce’s assets and liabilities that have been already recorded in the consolidated statement of financial position of Enersis S.A.. The effects of Enersis’ increased shareholding have been shown in the comprehensive income attributable to shareholders of Enersis as the shares that have been acquired.

Sincerely Yours,

 Massimo Tambosco

Deputy CEO

c.c.       Bolsa de Comercio de Santiago.

             Bolsa Electrónica de Chile.

             Bolsa de Corredores de Valparaíso.

             Banco Santander Santiago – Representantes Tenedores de Bonos.

             Comisión Clasificadora de Riesgos.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: May 20, 2014